FOR IMMEDIATE RELEASE                  CONTACT: Dean P. Stull
Boulder, Colorado                             Chief Executive
                                            Officer/President
May 7, 1996                                    (303) 443-4662


HAUSER ANNOUNCES NEW CHIEF FINANCIAL OFFICER

Hauser (NASDAQ: HAUS), announces that David I. Rosenthal has been promoted to the position of Chief Financial Officer (CFO) and Treasurer, effective May 1, 1996. William Paukert, Hauser's CFO since 1986, in anticipation of retirement and to facilitate the succession of the CFO position, will continue with Hauser in a new role of Corporate Strategic Planning.

Mr. Rosenthal has been the Company's Corporate Controller since June 1994. He received his CPA from the State of California, his MBA at California State University and his
B.S. in accounting from the University of California at Berkeley. He has over 18 years experience in public accounting, and in private and public companies in senior level financial management positions. At Hauser, Mr.
Rosenthal has been responsible for all accounting functions and oversight of Management Information Systems, Human
Resources and Purchasing.

Mr. Paukert will be responsible for the development of short and long term strategic planning, which will include financing existing and future corporate ventures.

According to Dean Stull, Hauser's Chief Executive Officer, "We have a great opportunity here to utilize David Rosenthal's capabilities as CFO while continuing to have the benefit of Bill Paukert's experience and expertise."

Hauser is a multi-product, multi-customer company focused on the development, manufacturing, and marketing of special products from natural sources. The company's market areas are Health Care Products, Food Ingredients, Technical Services and Secondary Forest Products.